[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                          JOHN J. MCILVERY
                                          Partner
                                          Direct Voice  818.444.4502
                                          Direct Fax    818.444.6302
                                          Mobile        626.705.0758
                                          E-Mail        jmcilvery@biztechlaw.com

March 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Christopher Owings
Mail Stop 3561

         Re:     TALON INTERNATIONAL, INC.
                 AMENDMENT NO. 2 TO FORM 10-K/A FOR YEAR ENDED DECEMBER 31, 2006 FILE NO. 1-13669

Ladies and Gentlemen:

         This correspondence is provided on behalf of Talon International, Inc. (the "COMPANY") in connection with the filing with the Commission of the Company's Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2006 (the "10-K AMENDMENT"). The 10-K Amendment includes the additional and amended disclosure that the Company proposed to make in our response letter dated January 25, 2008 (the "RESPONSE Letter"), and in response to the Staff's comment letter dated November 21, 2007.

         In addition to the modifications described in the Response Letter, we wish to advise you that the Company has made the following additional modifications in the 10-K Amendment:

         During the Company's further review of the 10-K Amendment with its former auditors for the fiscal year ended December 31, 2004, the Company determined that the bad debt disclosure separately identified on the Company's
Statement of Operations was not $8.5 million as included in the Company's preliminary proposed 10-K Amendment provided to the Staff with the Response Letter, but was actually $12.5 million. A post-closing adjustment made in 2004 was not previously identified in the earlier draft or in the detailed notes in the Company's historical files. The adjustment for the correct amount has been made in the Company's disclosures in the 10-K Amendment.

Securities and Exchange Commission
March 14, 2008
Page 2


         If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                        Sincerely,

                                        /s/ John J. McIlvery
                                        -----------------------
                                        John J. McIlvery

Encl.

cc:      Lonnie Schnell, Company CEO
         Adam Phippen, SEC Staff Accountant
         Anita Karu, SEC Attorney-Adviser